Extraordinary Report

June 27, 2012

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation

On June 27, 2012, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 70th Ordinary General Meeting of Shareholders held on June 26, 2012 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 70th Ordinary General Meeting of Shareholders held on June 26, 2012 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraphs 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1) Date when the Meeting was held:      June 26, 2012

(2) Proposals acted upon

Agenda Item No.1: Election of eight directors

Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Shinichiro Kuroe, Sae Bum Myung, Osamu Karatsu and Hiroshi Nakamura were elected as directors of the Company.

Agenda Item No.2: Election of two corporate auditors

Megumi Yamamuro and Yuichi Kurita were elected as corporate auditors of the Company.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions

(Unit: Voting right)
Proposal	For	Against	Abstain	Results of Resolutions
				Ratio of favorable votes	Results
Agenda Item No.1: Election of eight directors
Toshio Maruyama	923,945	166,711	97	83.9%	Approved
Haruo Matsuno	992,305	98,353	97	90.1%	Approved
Naoyuki Akikusa	782,031	308,623	97	71.0%	Approved
Yasushige Hagio	1,031,340	59,318	97	93.7%	Approved
Shinichiro Kuroe	993,894	96,764	97	90.3%	Approved
Sae Bum Myung	1,004,166	86,492	97	91.2%	Approved
Osamu Karatsu	1,084,928	5,728	97	98.6%	Approved
Hiroshi Nakamura	1,085,420	5,238	97	98.6%	Approved
Agenda Item No.2: Election of two corporate auditors
Megumi Yamamuro	1,041,704	49,792	122	94.6%	Approved
Yuichi Kurita	1,055,321	36,171	122	95.8%	Approved

Notes:
* Requirements for the approval of these proposals are as follows.
Proposals shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for this proposal was met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Companies Act.